UniCredito Italiano

File No. 82 - 3185

FAX CONFIRMATION

02060567

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, October 24th, 2002

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on October 25th , 2002.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica" (Italian edition) on October 25th 2002, in the "Financial Times" (European edition) on October 28th , 2002.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Affari Societari e Legali
/RP

dlw 12/18

SEC MAIL RECEIVED PROCESSING SECTION
DEC 06 2002
WASH. D.C. 155

UniCredito Italiano

A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, tax code and Vat number no. 00348170101
and with the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register under Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 3,139,297,891 fully paid up.

UniCredito Italiano S.p.A. informs herewith that, due to technical reasons it was not possible to comply, within the terms set forth by the law and the secondary rules, with the necessary filing fulfilments connected with the Extraordinary Shareholdeers'Meeting called by notice published on October 19, 2002 with the Official Gazette n. 246 and to be held on November 20, 2002 at 6.00 P.m. in Genoa - via Dante, 1 – (and, if necessary, on second and third call, on November 21, 2002 at 6.00 p.m. and on November 22, 2002 at 3.30 p.m. respectively, at the same place), to discuss and to resolve on the approval of the merger plan of ONBanca S.p.A. into UniCredito Italiano S.p.A.

As a conseguence, a resolution on the second point of the Agenda of the above notice of call will be unlikely to be passed and a new Extraordinary Shareholders' meeting is required to be called on November 25, 2002 at 6.00 p.m. and, if necessary, on second and third call, on November 26, 2002 at 6.00 p.m. and on November 27, 2002 at 3.30 p.m. respectively, at the registred office in Genoa – Via Dante 1, to resolve on the following

AGENDA

"Approval of the incorporation plan of ONBanca S.p.A. into UniCredito Italiano S.p.A and following amendments to the ByLaws of the Company"

It is to point out that the Extraordinary Meeting duly called on November 20 2002 will resolve on the amendments to the ByLaws of the company according to the first point of the Agenda of the notice of call published on October 19, 2002 with the official Gazette n. 246.

The meeting may be attended by the holders of ordinary shares who have received, pursuant to Art. 85 of Decree no. 58 of 24 February 1998, the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.

The documentation concerning the first point on the agenda will be filed at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., the Italian Stock Exchange managing company, as required by current regulations; the documentation concerning the second point on the agenda is filed at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., the Italian Stock Exchange managing company, as required by current regulations, shareholders can require for copy of the above documentation.

The shareholders are kindly invited to arrive earlier than the scheduled time to make the preliminary proceedings easier and to start the meeting on time.

As provided for by Art. 13 of the Articles of Association "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code, by means of a written proxy notice on which the shareholder's signature has been certified by a member of the Board of Directors, a member of the company's executive staff, a public notary, a consular authority, or the intermediary belonging to the centralized custody and settlement system which has issued the documents required for the vote.

Information on attendance procedures is available by calling the number +39 (02) 8862.8697/8590 on working days between 8:30 a.m. and 1:00 p.m. or between 2:00 and 5:00 p.m.